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10027636

SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Principal Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street

(No. and Street)

Des Moines (City) Iowa (State) 50392 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill R. Brown (916) 941-4657

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1001-1119316

Oath or Affirmation

I, Jill R. Brown, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Principal Funds Distributor, Inc. as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jill Brown
Chief Financial Officer

Notary Public

ANNA MARIE PINS
NOTARIAL SEAL IOWA
Commission Number 180209
My Commission Expires
July 12, 2010

This report contains:

- (X) (a) Facing page
- (X) (b) Statement of Financial Condition
- (X) (c) Statement of Operations
- (X) (d) Statement of Cash Flows
- (X) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report
- (X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Principal Funds Distributor, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2009 and 2008

Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Principal Funds Distributor, Inc.

We have audited the accompanying statements of financial condition of Principal Funds Distributor, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principal Funds Distributor, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 23, 2010

Principal Funds Distributor, Inc.

Statements of Financial Condition

	December 31 2009	December 31 2008
Assets		
Cash and cash equivalents	$ **29,845,351**	$ 28,543,777
Receivables:		
Affiliates	**7,945,434**	6,462,766
Others	**189,222**	202,941
Total receivables	**8,134,656**	6,665,707
Deferred sales commissions, net of amortization of $44,683,564 and $25,696,774 in 2009 and 2008, respectively	**19,368,931**	19,502,360
Income tax receivable under tax allocation agreement	**6,204,409**	5,117,718
Other assets	**219,979**	214,588
Total assets	$ **63,773,326**	$ 60,044,150
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$ **6,916,071**	$ 6,858,912
Deferred income tax liability, net	**4,440,821**	6,387,120
Payables:		
Principal Life Insurance Company	**6,388,402**	5,840,703
Other affiliates	**2,391,531**	1,800,652
Total liabilities	**20,136,825**	20,887,387
Stockholder's equity:		
Common stock, $10 par value – authorized, 10,000 shares; issued and outstanding, 10,000 shares	**100,000**	100,000
Additional paid-in capital	**207,210,756**	171,838,345
Accumulated deficit	**(163,674,255)**	(132,781,582)
Total stockholder's equity	**43,636,501**	39,156,763
Total liabilities and stockholder's equity	$ **63,773,326**	$ 60,044,150

See accompanying notes.

Principal Funds Distributor, Inc.

Statements of Operations

	Year Ended December 31	
	2009	**2008**
Revenues		
Distribution fees (12b-1 fees)	**$ 81,253,170**	$ 88,539,810
Underwriting fees	**4,187,010**	5,140,383
Contingent deferred sales charges	**3,790,099**	3,928,727
Interest income	**12,900**	83,357
Other income	**–**	2,769
Total revenues	**89,243,179**	97,695,046
Expenses		
Distribution expenses (12b-1 fees)	**62,502,308**	73,851,641
Compensation and related expenses	**34,346,683**	31,004,651
Amortization of deferred sales commissions	**18,986,790**	17,668,302
General and administrative expenses	**24,022,565**	30,323,414
Total expenses	**139,858,346**	152,848,008
Loss before income tax benefit	**(50,615,167)**	(55,152,962)
Income tax benefit	**19,739,648**	21,910,861
Net loss	**$ (30,875,519)**	$ (33,242,101)

See accompanying notes.

Principal Funds Distributor, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2008	$ 100,000	$ 131,379,444	$ (99,526,828)	$ 31,952,616
Net loss	–	–	(33,242,101)	(33,242,101)
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	–	356,970	(12,653)	344,317
Capital contributions from Principal Management Corporation	–	40,101,931	–	40,101,931
Balance at December 31, 2008	100,000	171,838,345	(132,781,582)	39,156,763
Net loss	–	–	**(30,875,519)**	**(30,875,519)**
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	–	**372,411**	**(17,154)**	**355,257**
Capital contributions from Principal Management Corporation	–	**35,000,000**	–	**35,000,000**
Balance at December 31, 2009	**$ 100,000**	**$ 207,210,756**	**$ (163,674,255)**	**$ 43,636,501**

See accompanying notes.

Principal Funds Distributor, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2009	**2008**
Operating activities		
Net loss	**$ (30,875,519)**	$ (33,242,101)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions	**18,986,790**	17,668,302
Allocation of stock-based compensation	**372,411**	356,970
Equity distribution in the form of common stock to employees	**(17,154)**	(12,653)
Deferred tax expense	**(1,946,299)**	2,475,402
Sales commissions deferred	**(18,853,361)**	(16,350,237)
Changes in operating assets and liabilities:		
Income tax receivable under tax allocation agreement	**(1,086,691)**	710,848
Receivables from affiliates	**(1,482,668)**	1,267,584
Other receivables	**13,719**	9,718
Other assets	**(5,391)**	(69,150)
Accounts payable and accrued expenses	**57,159**	(3,035,709)
Payable to Principal Life Insurance Company	**547,699**	1,291,687
Payable to other affiliates	**590,879**	1,188,891
Net cash used in operating activities	**(33,698,426)**	(27,740,448)
Financing activities		
Capital contributions from Principal Management Corporation	**35,000,000**	35,000,000
Net cash provided by financing activities	**35,000,000**	35,000,000
Net increase in cash and cash equivalents	**1,301,574**	7,259,552
Cash and cash equivalents at beginning of year	**28,543,777**	21,284,225
Cash and cash equivalents at end of year	**$ 29,845,351**	$ 28,543,777
Supplemental disclosures		
Noncash financing activities:		
Capital contribution from Principal Management Corporation	$ –	$ 5,101,931

See accompanying notes.

Principal Funds Distributor, Inc.

Notes to Financial Statements

December 31, 2009

1. Organization

Organization and Nature of Business

Principal Funds Distributor, Inc. (the Company) is a broker/dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of the state of Washington and is a wholly owned subsidiary of Principal Management Corporation (PMC). PMC is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI), which is a wholly owned subsidiary of Principal Financial Group, Inc. (PFG). The Company serves as the principal contracted distributor of the Principal Mutual Funds (the Funds). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Main sources of revenue include distribution and underwriting fees earned for providing services to the Funds.

2. Recent Accounting Pronouncements

On July 1, 2009, the FASB Accounting Standards Codification™ (Codification) was launched as the single source of authoritative nongovernmental GAAP. Guidance in the Codification is organized by Topic, each representing a collection of related guidance. All guidance contained in the Codification carries an equal level of authority. The Company adopted guidance that establishes the Codification as the source of authoritative GAAP for the period ended December 31, 2009. The adoption required updates to the Company's financial statement disclosures, and did not impact the Company's results of operations or financial position. This guidance was formerly known as Statement of Financial Accounting Standards (SFAS) No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162.

On September 15, 2006, the Financial Accounting Standards Board issued authoritative guidance for using fair value to measure assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not expand the use of fair value measurement. This guidance establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy. The Company's adoption of Accounting Standards Codification (ASC) No. 820, *Fair Value Measurements*, on January 1, 2008, for assets and liabilities measured at fair value on a recurring basis and financial assets and liabilities measured at fair value on a nonrecurring basis did not have a material impact on the Company's financial statements as the only asset or liability of the Company measured at fair value is the Company's money market investment, which is a cash equivalent. The fair value of the money market investment approximates its carrying amount.

2. Recent Accounting Pronouncements (continued)

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). For ASC 820 disclosures, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels.

- **Level 1** – Unadjusted quoted prices in active markets for identical assets or liabilities. The Company's money market fund of $2,424,715 at December 31, 2009, is a Level I asset. The Company has no Level 1 liabilities.
- **Level 2** – Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. The Company has no Level 2 assets or liabilities.
- **Level 3** – Significant unobservable inputs for the asset or liability. The Company has no Level 3 assets or liabilities.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. It is possible that actual experience could differ from the estimates utilized.

3. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company's cash equivalents include money market funds. The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Deferred Sales Commission

Commission costs related to sales of Class B, Class C, Class J and certain Class A shares are capitalized. Deferred sales commissions related to Class B shares are amortized over a period of five to six years using the straight-line method. Deferred sales commissions related to Class C shares are amortized over a period of 12 months using the straight-line method. Deferred sales commissions related to Class J are amortized over an 18 month period. Class A shares are amortized over a period of 12 to 18 months using the straight-line method. Such Class A commissions are those associated with payments made when the customer is not required to pay a load, typically for Class A share purchases of $1,000,000 or more.

Federal and State Taxes on Income

The Company's results of operations are included in the consolidated federal and combined state income tax returns of PFG. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability.

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period.

Revenue Recognition

The majority of the Company's revenues are derived from services provided to the Funds. The Company receives 12b-1 fees from each fund based on a percentage of the Fund's average net assets. Such fees are booked as revenues as they are earned.

3. Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company's management has evaluated all subsequent events through February 23, 2010, which is the date that the financial statements were issued.

4. Related-Party Transactions

As set forth in the statements of operations, the Company receives distribution (Rule 12b-1) and shareholder servicing fees from the Funds.

Substantially all revenue recorded by the Company is for services provided to the Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each fund based on a stipulated percentage of the Fund's average net assets. Receivables from the Funds related to these services totaled $7,945,434 and $6,462,766 at December 31, 2009 and 2008, respectively.

Additionally, the Company pays to selling broker dealers a portion of these fees. Fees received under the provisions of rule 12b-1 are listed as distribution fees (12b-1 fees) and fees paid to selling broker dealers are listed as distribution expenses (12b-1 fees). The Company is affiliated with Princor Financial Services Corporation (PFSC) through common ownership and management. Distribution expenses (12b-1 fees) paid to PFSC for the sale of shares of the Funds totaled $23,572,810 and $16,228,213 for the years ended December 31, 2009 and 2008, respectively.

In July 2008, the Company received a non-cash capital contribution from its parent which consisted of $5,101,931 of prepaid commissions on Class J shares.

The Company has entered into an expense reimbursement agreement with Principal Life Insurance Company (PLIC). PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the years ended December 31, 2009 and 2008, were $60,550,560 and $62,237,659, respectively.

4. Related-Party Transactions (continued)

Principal Financial Group, Inc. has allocated the expenses associated with its stock-based compensation plans to each of its subsidiaries, with the allocation aggregating $372,411 and $356,970 to the Company for the years ended December 31, 2009 and 2008, respectively. As Principal Financial Group, Inc. has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

5. Income Taxes

Income tax expense (benefit) for the years ended December 31, 2009 and 2008, consists of the following:

	Year Ended December 31	
	2009	**2008**
Current:		
Federal	**$ (15,545,353)**	$ (19,624,073)
State	**(2,247,996)**	(4,762,190)
	(17,793,349)	(24,386,263)
Deferred:		
Federal	**(839,119)**	2,007,221
State	**(1,107,180)**	468,181
	(1,946,299)	2,475,402
Income tax benefit	**$ (19,739,648)**	$ (21,910,861)

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes.

The Company is taxed at corporate rates on taxable income based on existing tax laws. The Company's taxable income or loss is included in consolidated federal and state income tax returns filed by Principal Financial Group, Inc. The companies have adopted the policy of allocating income tax expenses and benefits to members of the consolidated group based upon their pro rata contribution of taxable income or operating losses. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each company.

5. Income Taxes (continued)

The tax effects of temporary differences that gave rise to the net deferred tax liability at December 31, 2009 and 2008, were as follows:

	December 31 2009	December 31 2008
Deferred tax assets:		
Benefit and medical plan contribution	**$ 710,088**	$ 436,060
Vacation accrual	**–**	92,350
Deferred sales commission	**75,949**	149,347
Annual incentive plan	**212,616**	–
State net operating loss	**537,425**	–
Other deferred tax assets	**141,561**	–
Total deferred tax assets	**1,677,639**	677,757
Deferred tax liabilities:		
Deferred sales commissions	**(6,026,660)**	(6,970,827)
Other deferred tax liabilities	**(91,800)**	(94,050)
Total deferred tax liabilities	**(6,118,460)**	(7,064,877)
Net deferred tax liability	**$(4,440,821)**	$(6,387,120)

6. Contingencies

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory bodies regularly make inquires and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

6. Contingencies (continued)

On October 28, 2009, Judith Curran filed a derivative action lawsuit on behalf of the Principal Funds, Inc. and Strategic Asset Management (SAM) Portfolio in the United States District Court for the Southern District of Iowa against Principal Management Corporation, Principal Global Investors, LLC, and Principal Funds Distributor, Inc. (the Principal Defendants). The lawsuit alleges the Principal Defendants breached their fiduciary duty under Section 36(b) of the Investment Company Act by charging advisory fees and distribution fees that were excessive. The Principal Defendants are aggressively defending the lawsuit.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. At December 31, 2009, the Company had net capital of $13,099,993 which was $12,849,993 in excess of its required minimum net capital of $250,000.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

Supplemental Information

Principal Funds Distributor, Inc.

Computation of Net Capital – Part IIA

December 31, 2009

Computation of Net Capital

1. Total ownership equity from statement of financial condition		$ 43,636,501
2. Deduct ownership equity not allowable for net capital		–
3. Total ownership equity qualified for net capital		43,636,501
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		43,636,501
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition (Notes B and C)	$ 30,488,014	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	–	30,488,014
7. Other additions and/or allowable credits		–
8. Net capital before haircuts on securities positions		13,148,487
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	48,494	
D. Undue concentration	–	
E. Other	–	48,494
10. Net capital		$ 13,099,993

Principal Funds Distributor, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Alternate Net Capital Requirement

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ –
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
24.	Net capital requirement (greater of line 22 or 23)	250,000
25.	Excess net capital (line 10 less 24)	12,849,993
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	12,799,993

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Principal Funds Distributor, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2009

Computation for Determination of Reserve Requirements

Pursuant to Rule 15c3-3:

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)	
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:	______
D. (k)(3) – Exempted by order of the Commission	______

Principal Funds Distributor, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2009

There were no differences between Net Capital which is included in this audited report and Net Capital in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing as of December 31, 2009.

Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Principal Funds Distributor, Inc.

In planning and performing our audit of the financial statements of Principal Funds Distributor, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 23, 2010

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Principal Fund Distributor, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Principal Fund Distributor, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Principal Fund Distributor, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. Principal Fund Distributor, Inc.'s management is responsible for Principal Fund Distributor, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, including a copy of the check and bank statement. There were no findings.

2. Compared the amounts reported on X-17A-5 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. There were no findings.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including monthly revenue detail from the general ledger. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050200 FINRA DEC
PRINCIPAL FUNDS DISTRIBUTOR INC 17*18
ATTN: COMPLIANCE
1100 INVESTMENT BLVD STE 200
EL DORADO HILLS CA 95762-5710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Phil Barbaria 916-941-4601

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)
3/12/09
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Principal Funds Distributor, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9th day of February, 20 10.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 69,705,791.02
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	69,702,351.71
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	2,088.68
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	1,350.63
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	69,705,791.02
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ -0-

(to page 1 but not less than $150 minimum)

Financial Statements and Supplemental Information

Principal Funds Distributor, Inc.
Years Ended December 31, 2009 and 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

Financial Statements and Supplemental Information

Principal Funds Distributor, Inc.
Years Ended December 31, 2009 and 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm